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SECURITIES ... ION
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04015738

SECURITIES AND EXCHANGE ...
MAR 1 2004
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Myerberg & Company, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcia Myerberg 212-750-3939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reminick, Aarons & Company, LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway 17th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

08-3-25

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marcia Myerberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Myerberg & Company, L.P., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marcia Myerberg
Signature

Chief Executive Officer
Title

Patricia M. Curcio 2/24/04
Notary Public

PATRICIA M. CURCIO
Notary Public, State of New York
No. 30-01CU48174777
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires November 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MYERBERG & COMPANY, L.P.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2003

RA&Co.

REMINICK, AARONS & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

MYERBERG & COMPANY, L.P.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2003

MYERBERG & COMPANY, L.P.

CONTENTS

RA&Co

REMINICK, AARONS & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners
Myerberg & Company, L.P.:

We have audited the accompanying statement of financial condition of Myerberg & Company, L.P. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Myerberg & Company, L.P. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Reminick Aarons & Company LLP

New York, New York
February 5, 2004

1430 BROADWAY, NEW YORK, NY 10018-3308
TEL: (212) 697-6900 FAX: (212) 490-1412
E-MAIL: RACO@REMINICK.COM HTTP://WWW.REMINICK.COM

MYERBERG & COMPANY, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	1,032,587
Fees receivable		79,394
Receivable from clearing broker		100,002
Property and equipment		29,724
Other assets		68,817
	$	1,310,524

LIABILITIES AND PARTNERS' EQUITY

Accounts payable and accrued liabilities	$	287,673
Income taxes payable		36,400
Total liabilities		324,073
Commitments and contingencies		
Partners' equity		986,451
	$	1,310,524

The accompanying notes are an integral part of this financial statement.

MYERBERG & COMPANY, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Myerberg & Company, L.P. (A Limited Partnership) ("Company") is a woman owned and managed investment banking firm operating in the taxable fixed income and equities markets with a primary focus in public and private mortgage and asset-backed securities and the full range of agency debt securities. The Company is an SEC registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD). The Company maintains its office in New York City.

The Company is also engaged by institutional clients to provide financial advisory and portfolio valuation services on a fee basis. Substantially all of the advisory fees were earned from one client.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities Owned

Proprietary securities transactions are recorded on the transaction date; positions are marked to market with related gains and losses recognized currently in income.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the asset.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Payments to Partners

Payments to partners for services rendered are accounted for as partnership expenses rather than as allocations of partnership net income.

Income Taxes

As a partnership, the Company is not subject to federal and New York State income taxes; each partner is individually liable for income taxes, if any, on their proportionate share of the Company's net taxable income. The Company is, however, subject to the New York City Unincorporated Business Tax.

The Company's effective income tax rate is higher than what would be expected if the statutory rate were applied to income before provision for income taxes, primarily because of guaranteed payments to partners, which are deductible for financial reporting purposes but not deductible for tax purposes.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2003:

Office equipment	$ 110,089
Office furniture	38,530
Leasehold improvements	3,000
	151,619
Accumulated depreciation and amortization	(121,895)
	$ 29,724

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $883,906, which was $783,906 in excess of its required net capital of $100,000.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Operating Lease

In January 2004, the Company entered into a five-year lease agreement expiring in December 2008 for its office facilities. In addition to minimum monthly rent, the Company is obligated for real estate taxes and operating cost escalations. This lease replaces the previous lease that was due to expire in April 2004.

Future minimum rental payments under this lease for each of the next five years are:

2004	$ 77,322
2005	77,322
2006	77,322
2007	77,322
2008	77,322
	$ 386,610

Agreements with Clearing Broker

The Company processes all of its securities transactions through a clearing broker that is a member of the New York Stock Exchange, Inc. Accordingly, all of the money balances and long and short security positions for these securities transactions are carried on the books of the clearing broker, which is responsible for custody and processing (see Note 5).

NOTE 5 - OFF BALANCE SHEET RISK AND CONCENTRATION OF ASSETS

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from the customers' failure to complete such transactions.

A substantial portion of the Company's assets is held by one clearing broker.

The Company does not anticipate nonperformance by customers or the clearing broker in the above situations. In addition, the Company has a policy of reviewing, as it considers necessary, the credit standing of the customers and clearing broker with whom it conducts business.

The Company's cash equivalents consist of investments in money market mutual funds and U.S. Government debt securities.

RA&Co

REMINICK, AARONS & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Partners
Myerberg & Company, L.P.:

In planning and performing our audit of the financial statements and supplementary schedules of Myerberg & Company, L.P (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1430 BROADWAY, NEW YORK, NY 10018-3308
TEL: (212) 697-6900 FAX: (212) 490-1412
E-MAIL: RACO@REMINICK.COM HTTP://WWW.REMINICK.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rennick Aaron & Company LLP

New York, New York
February 5, 2004